UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Dusa Pharmaceuticals, Inc.
(Name of Issuer)
Shares of Common Stock, no par value
(Title of Class of Securities)
266898105
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
May 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	266898105

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,218,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,218,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,218,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	266898105

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,218,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,218,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,218,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and (ii) Bradbury Dyer III (“Mr. Dyer,” and together with Paragon JV, the “Reporting Persons”) relating to shares of common stock, no par value (the “Common Stock”) of Dusa Pharmaceuticals, Inc., a New Jersey corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed on December 11, 2008 (the “Original 13D”), which has been previously modified by Amendment No. 1 to the Original 13D on June 29, 2009, by Amendment No. 2 to the Original 13D on April 8, 2011 and by Amendment No. 3 to the Original 13D on April 15, 2011.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own more than 5% of the Issuer’s Common Stock.

Item 3.	Source and Amount of Funds
Item 3 of the Original 13D is hereby amended and restated as below:
The net investment cost (including commissions) of the shares of Common Stock purchased by the Reporting Persons is $1,491,533.55. The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
(a) As of May 25, 2011, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 to the Original 13D and incorporated herein by reference, beneficially owns 1,218,500 shares of Common Stock, which represents 5.0% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Amendment, was calculated by dividing (i) 1,218,500 shares of Common Stock owned by Paragon JV by (ii) 24,433,969 shares of Common Stock outstanding as of May 4, 2011, based upon the Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011. Mr. Dyer does not have direct beneficial ownership of the 1,218,500 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.
(b) Paragon JV has the sole power to vote and dispose of the 1,218,500 shares of Common Stock it holds; and Mr. Dyer, as the authorized agent of Paragon JV, has the sole power to vote and dispose of the 1,218,500 shares of Common Stock held by Paragon JV.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days (excluding the transactions already listed on Amendment No. 3 to the Original 13D) are listed in the table below:

Date	Shares Sold	Price Per Share	Total Amount
4/19/2011	1,500	$5.88	$8,819.83
4/19/2011	100,000	$5.82	$581,988.76
4/20/2011	40,000	$6.04	$241,439.34
4/21/2011	20,500	$6.03	$123,682.31
4/25/2011	6,220	$6.03	$37,505.87
5/9/2011	25,000	$5.85	$146,342.18
5/10/2011	7,900	$5.95	$46,982.76
5/10/2011	6,822	$5.92	$40,414.11
5/10/2011	2,000	$5.92	$11,848.17
5/10/2011	5,200	$5.92	$30,805.24
5/10/2011	4,901	$5.92	$29,033.94
5/10/2011	200	$5.92	$1,184.81
5/10/2011	2,801	$5.92	$16,593.36
5/10/2011	600	$5.92	$3,554.45
5/10/2011	3,702	$5.92	$21,930.96
5/10/2011	100	$5.92	$592.40
5/10/2011	2,374	$5.92	$14,063.77
5/12/2011	9,247	$5.96	$55,074.06
5/25/2011	84,300	$6.40	$539,484.31
5/25/2011	2,200	$6.37	$14,008.67
(d) Not Applicable.
(e) On May 25, 2011, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2011	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Authorized Agent

BRADBURY DYERIII
	By:	/s/ Bradbury Dyer III